SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                 COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
                      Tax ID (CNPJ/MF): 02.808.708/0001-07
                             NIRE No. 35.300.157.770
                               Public-held Company

                  AMBEV ANNOUNCES ENTRANCE IN PERUVIAN MARKET

São Paulo,  February 19, 2003 - Companhia de Bebidas das Américas - AmBev [NYSE:
ABV,  ABVc and  Bovespa:  AMBV4,  AMBV3],  the world  fifth  largest  brewer and
Brazil's  leading beverage  company,  announced today its decision to enter into the Peruvian Beer Market through the construction of a production facility and a distribution  network.  The company's plant will serve the local market and will enable the company to export to neighborhood countries, such as Ecuador.

AmBev's decision to pursue a greenfield project in Peru is a consequence of: the growth potential of the market, the company's  internationalization  strategy in
Latin America,  AmBev's developed know-how in the launch of greenfield projects, and, the relatively low entry cost. Besides the financial investment the company will be also  using some  production  assets  that are  currently  available  in
Brazil.

AmBev's  investments in the Peruvian  market are projected at US$38 million over the next 12 months.  This  amount is  comprised  of CAPEX,  working  capital and pre-operating  expenses as well as operating expenses (including launch expenses and marketing). AmBev expects to be fully operational in Peru during the 1H04.

Total annual sales volumes in the Peruvian market were approximately 5.6 million hectoliters in 2002,  representing  revenues of close to US$400 million.  Annual consumption  per capita  averaged  22.0 liters,  among the lowest in the region, while average consumer prices ranked among the highest in the region.

Statements  contained  in this press  release may contain  information  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements regarding  the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and
uncertainties.  There is no guarantee  that these results will actually   occur.
The  statements are based on many  assumptions  and factors,  including  general economic and market conditions, industry conditions, and operating factors.  Any changes in such  assumptions  or factors  could cause  actual  results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Dana Voelzke
(5511) 2122-1415
acdanav@ambev.com.br

Tobias Stingelin
(5511) 2122-1415
acts@ambev.com.br

Alexandre Saddy
(5511) 2122-1414
acars@ambev.com.br

                                WWW.AMBEV-IR.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.